UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2015
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated June 15, 2015, announcing the Company's agreement to acquire three containerships from an unrelated third party, in combination with long-term charters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: June 15, 2015	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Acquisition of three 9,000 TEU containerships in combination with long-term charters

Press release from Ship Finance International Limited, June 15, 2015.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") today announced the agreement to acquire three containerships from an unrelated third party.

The vessels are currently under construction and are expected to be delivered to Ship Finance between 4Q 2015 and 1Q 2016, subject to customary closing conditions and approval by the charterer. The vessels have similar technical specifications as our recently delivered 8,700 TEU container vessels, with the latest in eco-design features giving them a very competitive operational performance.

The vessels have been chartered out for a minimum period of five years to a leading European-based container line, with options to extend the charter period by up to two years. Our charter backlog will increase by approximately $200 million and the aggregate annual EBITDA contribution from the vessels is estimated to more than $30 million on average during the five year firm period of the charter. The Company will arrange financing for the vessels in due course.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "We are very pleased to further grow our presence in the containership segment with these state-of-the-art vessels, and at the same time expand our chartering counterparties with one of the leading container lines. Our charter backlog and long-term distribution capacity is building in an accretive manner, and there is still significant capacity for more investments without raising additional equity capital."

The Board of Directors

Ship Finance International Limited

Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009

Andre Reppen, Senior Vice President: +47 23114055

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including the new acquisitions, the Company will have a fleet of 75 vessels, including 19 crude oil tankers (VLCC and Suezmax), two chemical tankers, 22 dry-bulk carriers (including 8 acquisitions), 17 container vessels (including 3 acquisitions), two car carriers, six offshore supply vessels, two jack-up drilling rigs and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.